SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Schedule TO
Tender Offer Statement under Section
14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

Torch Energy Royalty Trust
(Name of Subject Company (Issuer))

Trust Venture Company, LLC
Trust Acquisition Company, LLC
Silver Point Capital, L.P.
Edward A. Mulé
Robert J. O’Shea
(Name of Filing Persons (Offerors))

Units of Beneficial Interest
(Title of Class of Securities)

891013104
(CUSIP Number of Class of Securities)

Frederick H. Fogel, Esq.
Trust Venture Company, LLC
Two Greenwich Plaza, First Floor
Greenwich, Connecticut 06830
Telephone ((203) 542-4208)
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Timothy S. Taylor
Baker Botts L.L.P.
910 Louisiana Street
Houston, Texas 77002-4995
(713) 229-1234

CALCULATION OF FILING FEE

Amount of
Transaction Valuation(1)	Filing Fee(2)
$66,275,200	$2,034.65

(1)	Estimated solely for the purpose of calculating the fee in accordance with Rule 0-11 of the Securities Exchange Act of 1934.

(2)	The amount of the filing fee is calculated by multiplying the transaction value (the product of 8,284,400 units of beneficial interest of Torch Energy Royalty Trust at a price of $8.00 per unit) by 0.00003070.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form of Registration No.:	Date Filed:
☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑ third-party tender offer subject to Rule 14d-1
☐ issuer tender offer subject to Rule 13e-4
☐ going-private transaction subject to Rule 13e-3
☐ amendment to Schedule 13D under Rule 13d-2
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

ITEM 12. EXHIBITS
ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3
SIGNATURE
Offer to Purchase
Letter of Transmittal
Notice of Guaranteed Delivery
Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
Letter to Clients
Guidelines for Certification of Taxpayer Indentification Number
Summary Advertisement of the Offerer
Press Release announcing the commencement of the Offer

SCHEDULE TO
     This Schedule TO is being filed on behalf of Trust Venture Company, LLC, a Delaware limited liability company (the “Offeror”), Trust Acquisition Company, LLC, a Delaware limited liability company, Silver Point Capital, L.P., a Delaware limited partnership, Edward A. Mulé and Robert J. O’Shea, relating to the offer by the Offeror to purchase any and all units of beneficial interest of Torch Energy Royalty Trust, a Delaware statutory trust, at a price of $8.00 per Unit.
     The offer is subject to the terms and conditions set forth in the Offer to Purchase, dated May 10, 2007 (the “Offer to Purchase”). The Offer to Purchase and the related Letter of Transmittal (the “Letter of Transmittal”) and Notice of Guaranteed Delivery (the “Notice of Guaranteed Delivery”), copies of which are attached hereto as Exhibits (a)(1)(i), (a)(1)(ii) and (a)(1)(iii), constitute the “Offer”.
     As permitted by General Instruction F to Schedule TO, the information set forth in the entire Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery, including all appendices, schedules, exhibits and annexes thereto, is hereby expressly incorporated by reference in response to Items 1 through 11 of this Schedule TO.

ITEM 12. EXHIBITS

Exhibit
Number	Description
(a)(1)(i)	Offer to Purchase, dated May 10, 2007 (filed herewith).

(a)(1)(ii)	Letter of Transmittal (filed herewith).

(a)(1)(iii)	Notice of Guaranteed Delivery (filed herewith).

(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (filed herewith).

(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (filed herewith).

(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number (filed herewith).

(a)(5)(i)	Summary Advertisement of the Offeror, dated May 10, 2007 (filed herewith).

(a)(5)(ii)	Press Release announcing the commencement of the Offer issued by the Offeror on May 10, 2007 (filed herewith).

(b)	None

(d)	None

(g)	None

(h)	None
ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3
     Not applicable.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: May 7, 2007

TRUST VENTURE COMPANY, LLC
By:	Trust Acquisition Company, LLC, sole
manager

By:	Silver Point Capital, L.P., its
manager

By:	Silver Point Capital
Management, LLC, its General
Partner

By:	/s/ Frederick H. Fogel
	Name:	Frederick H. Fogel
	Title:	Authorized Signatory

TRUST ACQUISITION COMPANY, LLC
By:	Silver Point Capital, L.P., its manager

By:	Silver Point Capital Management, LLC,
its General Partner

By:	/s/ Frederick H. Fogel
	Name:	Frederick H. Fogel
	Title:	Authorized Signatory

SILVER POINT CAPITAL, L.P.
By:	Silver Point Capital Management, LLC,
its General Partner

By:	/s/ Frederick H. Fogel
	Name:	Frederick H. Fogel
	Title:	Authorized Signatory

EDWARD A. MULÉ
By:	/s/ Edward A. Mulé
	Name:	Edward A. Mulé, individually

ROBERT J. O’SHEA
By:	/s/ Robert J. O’Shea
	Name:	Robert J. O’Shea, individually

EXHIBIT INDEX

Exhibit
Number	Description
(a)(1)(i)	Offer to Purchase, dated May 10, 2007 (filed herewith).

(a)(1)(ii)	Letter of Transmittal (filed herewith).

(a)(1)(iii)	Notice of Guaranteed Delivery (filed herewith).

(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (filed herewith).

(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (filed herewith).

(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number (filed herewith).

(a)(5)(i)	Summary Advertisement of the Offeror, dated May 10, 2007 (filed herewith).

(a)(5)(ii)	Press Release announcing the commencement of the Offer issued by the Offeror on May 10, 2007 (filed herewith).

(b)	None

(d)	None

(g)	None

(h)	None

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